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EXHIBIT 99.2

CERTIFICATIONS

In connection with the annual report of Talisman Energy Inc. (the "Company") on Form 40-F for the fiscal year ended December 31, 2011, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, John A. Manzoni, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.
The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.
The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:	/s/ JOHN A. MANZONI

Name:	John A. Manzoni
Title:	President and Chief Executive Officer

DATED at Calgary, Alberta, as of March 5, 2012

 CERTIFICATIONS

        In connection with the annual report of Talisman Energy Inc. (the "Company") on Form 40-F for the fiscal year ended December 31, 2011, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, L. Scott Thomson, Executive Vice-President, Finance and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.
The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.
The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:	/s/ L. SCOTT THOMSON

L. Scott Thomson Executive Vice-President, Finance and Chief Financial Officer

DATED at Calgary, Alberta, as of March 5, 2012

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  EXHIBIT 99.2
CERTIFICATIONS
CERTIFICATIONS